Exhibit 99.1

JD.com Announces Completion of US$2.0 Billion Convertible Senior Notes

BEIJING, May 23, 2024—JD.com, Inc. (“JD” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced the completion of its offering of convertible senior notes (the “Notes Offering”) in an aggregate principal amount of US$2.0 billion due 2029 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$250 million in aggregate principal amount of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from the registration requirement provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Company plans to use the net proceeds from the Notes Offering (a) for repurchase of American depositary shares (“ADSs”), each representing two Class A ordinary shares, concurrently with the pricing of the Notes, from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent, and repurchases on the open market, after the pricing of the Notes and from time to time, additional Class A ordinary shares and/or American depositary shares (“ADSs”), each representing two Class A ordinary shares, of the Company pursuant to its share repurchase program(s), (b) to expand its overseas business, (c) to further improve its supply chain network, and (d) for working capital needs.

The Notes will be senior, unsecured obligations of the Company and bear interest at a rate of 0.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The Notes will mature on June 1, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The initial conversion rate of the Notes is 21.8830 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$45.70 per ADS.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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